March 24, 2006

VIA FACSIMILE (202) 772-9210____

Brad Skinner
Accounting Branch Chief
Division of Corporate Finance
United States Securities & Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, DC 20549

Re:	SYS Form 10-KSB for the Fiscal Year Ended June 30, 2005
Filed September 28, 2005
Form 10-QSB for the Quarterly period Ended December 31, 2005
Filed February 14, 2006
File No. 1-32397

Dear Mr. Skinner:

This letter has been prepared in response to the comment contained in your letter of March 10, 2006 with regard to the above-referenced report on Form 10-KSB and Form 10-QSB. We will have a written response for you by April 7, 2006 which is 10 days later than the initially requested response date.

Very truly yours,

SYS

By:/s/ Edward M. Lake
    Edward M. Lake
    Chief Financial Officer